Christopher D. Menconi

Direct Phone: +1.202.373.6173

Direct Fax: +1.202.373.6001

chris.menconi@bingham.com

January 29, 2013

VIA EDGAR

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263) (the “Registrant”); Post-Effective Amendment No. 32 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 32”)

Dear Mr. Grzeskiewicz:

This letter responds to Staff comments on Amendment No. 32, which you provided in a telephonic discussion with me and Abigail Bertumen on Wednesday, December 5, 2012. Amendment No. 32 was filed with the Securities and Exchange Commission (the “Commission”) on October 19, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the Forensic Accounting ETF (the “Fund”).

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 32.

Prospectus

1.	Comment: In the fee table under “Fees and Expenses,” please confirm in your response letter that the Fund does not expect to incur Acquired Fund Fees and Expenses (“AFFE”) or that the AFFE expected to be incurred by the Fund are not expected to exceed 0.01%.

Response: It is not expected that the Fund will incur AFFE that will exceed 0.01%.

2.	Comment: In the fee table under “Fees and Expenses,” please delete footnote 1 to the line item “Distribution and Service (12b-1) Fees” if it is not expected that the Fund will incur 12b-1 fees in the first year of its operations. The Staff notes that disclosure about the Fund’s 12b-1 plan is included in a later part of the Fund’s prospectus.

Response: The Fund will not incur 12b-1 fees in its first year of operations. The requested change has been made.

Mr. John Grzeskiewicz

January 29, 2013

3.	Comment: Please clarify in the Prospectus the relationship between the Index, the Del Vecchio Earnings Quality Index, and the Index Provider, Index Deletion Strategies, LLC.

Response: The following disclosure has been added to the last paragraph under “Information Regarding the Index:”

The Index was created and is maintained by Index Deletion Strategies, LLC. John Del Vecchio, CFA, whose last name is part of the name of the Index, is a managing member of Index Deletion Strategies, LLC. The Index is calculated by Structured Solutions.

4.	Comment: Please confirm in your response letter that the use of derivatives or leverage is not a significant strategy for the Fund.

Response: We have confirmed that the use of derivatives or leverage is not a significant strategy of the Fund.

5.	Comment: The SEC Staff noted that “REIT Risk” is included as a principal risk of the Fund. In the Principal Investment Strategies, please discuss how the Fund intends to use REITs as part of its principal strategies.

Response: The third sentence under the “Principal Investment Strategies” has been revised as follows:

The component companies of the Index are derived from 500 large capitalization companies in the U.S., which may include real estate investment trusts (“REITs”).

6.	Comment: Please explain in your response letter why the Fund uses a sub-adviser when the Fund is a “passive” investment fund, i.e., it tracks an underlying index.

Response: The Fund utilizes a sub-adviser, Index Management Solutions, LLC, to trade securities on behalf of the Fund, including selecting broker-dealers to execute transactions, and to vote proxies. The Adviser of the Fund, Exchange Traded Concepts, LLC, provides investment advice to the Fund, oversees the day-to-day operations of the Fund, establishes investment guidelines for the Fund, and arranges for the provision of services necessary for the Fund to operate.

7.	Comment: Under “Information Regarding the Index,” please expand the disclosure to state when the Index was created. In your response letter, please indicate 1) whether other funds track the Index; 2) whether the Adviser, Sub-Adviser or any of their affiliates were involved in the creation of the Index or if they commissioned the Index; and 3) whether the Index has or will have a website that discloses information about the Index, including Index components.

Response: As of the date of this letter, calculations for the Index have not begun. Index calculations will begin on or shortly before the date of the Fund’s commencement of operations. Therefore, no disclosure has been added regarding the Index’s creation. However, disclosure regarding the date on which the Index was created, and other information, will be published on the Fund’s website. We have added the following sentence to the end of the third paragraph under “Information Regarding the Index:”

More information about the Index may be reviewed on the Fund’s website: www.flagetf.com.

Currently, no other funds track the Index. Neither the Adviser, Sub-Adviser or any of their affiliates commissioned or were involved in the creation of the Index.

Mr. John Grzeskiewicz

January 29, 2013

8.	Comment: Please confirm in your response letter that the Fund will rely on the Trust’s existing exemptive order, and will not require an amendment to the existing order.

Response: We have confirmed that the Fund will rely on the existing exemptive order,1 and does not require an amendment to the existing order.

9.	Comment: Please explain in your response letter why shareholder approval is not required if the Fund implements its 12b-1 plan after it commences operations.

Response: In order to provide the Fund with the flexibility to implement a 12b-1 plan if the Trust’s Board decides to pay distribution expenses from the Fund’s assets, the Board has approved a 12b-1 plan for the Fund prior to its commencement of operations. Shareholder approval of a 12b-1 plan is not required if the plan is adopted prior to a public offering of a fund’s shares.2 As the Staff has already noted, the prospectus and SAI have disclosure concerning the Fund’s 12b-1 plan, including disclosure informing shareholders that the Board of Trustees has determined not to impose a 12b-1 fee for at least the first 12 months of the Fund’s operation.

10.	Comment: Please consider briefly describing the role of Authorized Participants in the Fund’s offering in the Prospectus.

Response: We have revised the section “Purchase and Sale of Fund Shares” as follows:

The Fund will issue (or redeem) shares to certain institutional investors (typically market makers or other broker-dealers) only in large blocks of at least 50,000 shares known as “Creation Units.” Creation Unit transactions are typically conducted in exchange for the deposit or delivery of in-kind securities and/or cash constituting a substantial replication, or a representation, of the securities included in the Fund’s benchmark Index. Individual shares may only be purchased and sold on a national securities exchange through a broker-dealer. You can purchase and sell individual shares of the Fund throughout the trading day like any publicly traded security. The Fund’s shares are listed on the NYSE Arca, Inc. (“NYSE Arca”). The price of the Fund’s Shares is based on market price, and because exchange-traded fund shares trade at market prices rather than net asset value (“NAV”), Shares may trade at a price greater than NAV (premium) or less than NAV (discount). ~~The Fund issues and redeems shares on a continuous basis, at NAV, only in blocks of at least 50,000 shares (“Creation Units”), principally in-kind for securities included in the Index.~~

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1	See In the Matter of FaithShares Trust, et al., Investment Company Act Release Nos. 28991 (Nov. 5, 2009) (Notice) and 29065 (Dec. 1, 2009) (Order).
2	See Investment Company Act Rule 12b-1(b)(1)(i); see also Investment Company Act Rel. No. 22201 (Sept. 9, 1996)(adopting an amendment to Rule 12b-1 eliminating the requirement for shareholder approval of a 12b-1 plan adopted prior to a fund’s public offering).

Mr. John Grzeskiewicz

January 29, 2013

Statement of Additional Information

1.	Comment: Please include in the Fund’s Prospectus any investments described in “Description of Permitted Investments” that are material to the Fund’s performance or an investor’s decision to invest in the Fund. Please review the investments described in “Description of Permitted Investments” and remove any investments that the Fund will not invest in.

Response: None of the investments or techniques described in the SAI will be part of the Fund’s principal investment strategy. However, the Fund retains the flexibility to utilize, to a limited degree, the investments and techniques described in the SAI. Therefore, no changes have been made in response to this comment.

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The Registrant acknowledges the Commission’s press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it.  In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.373.6173 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi

Christopher D. Menconi